EXHIBIT 99.1

Yara Listed Today - Hydro to Concentrate on Energy and Aluminium

Yara International ASA, Hydro's demerged fertilizer business, will be listed on the Oslo Stock Exchange today (ticker: YAR). Following the Yara listing, Hydro will concentrate fully on further developing its energy and aluminium businesses.

"Hydro and Yara share nearly 100 years of history. Today, Yara - formerly Hydro Agri - becomes a separate company, under the leadership of Thorleif Enger and his team," Hydro's President and CEO, Eivind Reiten stated. "Today also marks the beginning of a new era for Hydro; we will strengthen our position by concentrating financial and management resources on further developing the two main business areas, Oil & Energy and Aluminium."

As a result of the demerger, 80 percent of the Yara shares have been issued to Hydro's shareholders. Each Hydro shareholder received one Yara share for each share held in Hydro at the close of trading March 24, 2004. Beginning today, the Hydro share (ticker code NHY) will be traded excluding the right to receive Yara shares. Hydro's American Depository Receipts (ADR) will be traded on the New York Stock Exchange including the right to receive Yara shares through March 31, 2004 and excluding Yara shares from and after April 1, 2004.

Hydro retained 20 percent of the Yara shares in the demerger. Today Hydro has sold 31.9 million shares in Yara (10 percent) for NOK 41 per share. The total proceeds amounted to NOK 1.3 billion, which resulted in a pre-tax gain of approximately NOK 260 million. The gain will be included in income from discontinued operations.

After this sale, Hydro owns 31.9 million Yara shares, representing 10 percent of Yara. Hydro has granted to the managers an over-allotment option exercisable for a 30-day period ending on April 24, 2004, under which the managers may purchase some or all of these shares.

Yara will today repay its financial indebtedness to Hydro by drawing on Yara's newly established bank loan facilities.

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This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for securities and any subscription for or purchase of, or application for, shares in Yara to be issued or sold in connection with the offering should only be made on the basis of information contained in the prospectus issued in connection with the offering and any supplements thereto. The prospectus contains certain detailed information about Yara and its management, as well as financial statements and other financial data.

This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder. No public offering of the securities referred to herein is being made in the United States.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

This announcement and the information contained herein is not for publication, distribution or release in, or into Canada, Australia or Japan. Stabilisation/FSA.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Hydro is a Fortune 500 energy and aluminium supplier operating in more than 40 countries. We are a leading offshore producer of oil and gas and the world's third-largest aluminium supplier. Our 36,000 employees create value by strengthening the viability of the customers and communities we serve.

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Contact   Peik Norenberg           Kjetil Bakken
Telephone (+47) 22 53 34 40        +47 22 53 23 13
Cellular  (+47) 91 76 15 56        +47 91 889 889
E-mail    Peik.Norenberg@hydro.com Kjetil.Bakken@hydro.com